

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2014

Via Email
David West Griffin
Chief Financial Officer
Energy XXI (Bermuda) Limited
Canon's Court 22 Victoria Street
PO Box HM 1179
Hamilton HM EX, Bermuda

> **Re:** **Energy XXI (Bermuda) Limited**
> **Form 10-K for Fiscal Year Ended June 30, 2013**
> **Filed August 21, 2013**
> **Response Letter Dated November 15, 2013**
> **File No. 001-33628**

Dear Mr. Griffin:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2013

Notes to Consolidated Financial Statements

Note 6 – Long-Term Debt, page 88

1.   It does not appear that the draft Condensed Statements of Cash Flows provided in your response to comment 2 in our letter dated November 7, 2013 includes adequate detail. Rule 10-01(a)(4) of Regulation S-X permits an abbreviated statement of cash flows starting with a single figure of net cash flows from operating activities and showing cash changes from investing and financing activities individually only when they exceed 10% of the average of net cash flows from operating activities for the most recent three years. Please review and revise your presentation as necessary or otherwise advise.

Note 16 – Income Taxes, page 101

2.      Your response to comment 3 in our letter dated November 7, 2013 identifies a number of items which make up the line item captioned "revaluation of tax attributes" in your income tax reconciliation.  Please quantify for us each of the items identified in your response as they relate to this reconciling item for the fiscal year ended June 30, 2013.

3.      We note your proposal in response to comment 3 in our letter dated November 7, 2013 to revise the caption titled "Revaluation of Tax Attributes" to "Revaluation of Tax Attributes – Oil and Gas Properties."  Based on the information in your response, it does not appear that this revision will provide the reader with a clear understanding of the nature of this reconciling item.  Please revise this caption accordingly to comply with Rule 4-08(h) of Regulation S-X.

4.      We note your response to comment 4 in our letter dated November 7, 2013.  Please provide us with draft disclosure showing your planned revisions to the reconciliation of statutory income tax expense to your income tax provision for the fiscal years ended June 30, 2012 and 2011.

        You may contact Jennifer O'Brien at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3740 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director